Mail Stop 4561

January 13, 2009

By U.S. Mail and Facsimile to (914) 961-2317

James J. Landy
President and Chief Executive Officer
Hudson Valley Holding Corp.
21 Scarsdale Road
Yonkers, New York 10707

Re: Hudson Valley Holding Corp.
Form 10-K for the year ended December 31, 2007
Filed March 14, 2008
Form 10-Q for the period ended September 30, 2008
Filed November 10, 2008
File No. 0-30525

Dear Mr. Landy:

        We have reviewed your letter filed on November 24, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended September 30, 2008

Note 8. Fair Value, page 14

1.   We note your response and revised disclosures to prior comment 9, specifically
        your inclusion of a rollforward of items measured at Level 3 on a recurring basis
        for the nine-month period ended 9/30/08. Please note that a rollforward of items
        measured at Level 3 on a recurring basis should be presented for each period for
        which an income statement is presented. Therefore, please revise future filings to
        present your Level 3 rollforward for both current and prior periods and for all
        interim periods, as appropriate.

Management's Discussion and Analysis

Allowance for Loan Losses, page 34

2.   We note your response and revised disclosures to prior comments 3, 4, 5 and 6.
        While recording an "unallocated" allowance for loan losses is not prohibited
        under GAAP, we continue to question the significance of your unallocated
        allowance balance in comparison to your allocated allowance for each loan
        category. Specifically, we note that non-accrual loans and charge-offs, which are
        the basis for your determination of the specific and formulaic allowances, have
        increased for Real Estate-Construction, Real Estate-Residential and Commercial
        & Industrial loan categories, while the allocated allowance for each of these
        categories has decreased between December 31, 2007 and September 30, 2009.
        Please tell us in further detail the reason for the directional inconsistency between
        the allocated allowance and credit quality trends within these three loan
        categories.

3.   The December 2006 Interagency guidance you referenced in your response states
        that "for analytical purposes, an institution should attribute portions of the ALLL
        to loans that it evaluates and determines to be impaired under FAS 114 and to
        groups of loans that it evaluates collectively under FAS 5. However, the ALLL is
        available to cover all charge-offs that arise from the loan portfolio." It appears
        you have performed this analysis, based on the fact that non-accrual loans and
        charge-offs have increased. Tell us in detail how you determined the appropriate
        amount of allowance for loan losses to allocate to each of your loan categories,
        specifically taking into consideration the following:
        • The fact that the allocated allowance amount does not appear to adequately
          cover the total of non-accrual loans and charge-offs within some of the loan
          categories;
        • The fact that certain of your descriptions of amounts captured within your
          unallocated allowance appear to be specifically identifiable to individual loan

categories. For example, your disclosures on page 35 of your September 30, 2008 Form 10-Q identified various characteristics and trends within individual loan categories that are disclosed to have been considered in computing your unallocated allowance.

4.   The December 2006 Interagency guidance further states that "when estimating credit losses on each group of loans with similar risk characteristics, an institution should consider its historical loss experience on the group, *adjusted for changes in trends, conditions, and other relevant factors* that affect repayment of the loans as of the evaluation date." It appears from your disclosures on pages 34 and 35 that you consider these types of trends, conditions and other relevant factors in determining your unallocated allowance component, but not in determining your formula-based allowance component. Please tell us how you considered this guidance in determining your allowance methodology.

5.   Please tell us the nature of the "operational errors" that were unrelated to the performance of the borrower or any reduction in collateral value and how they resulted in a $950,000 loss.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief